SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                              to

Commission file number:  000-49796

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

CPSI 401(k) Retirement Plan

B.    Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Computer Programs and Systems, Inc.
6600 Wall Street
Mobile, Alabama 36695

REQUIRED INFORMATION

Item 4.
The CPSI 401(k) Retirement Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974 (“ERISA”), and the Plan’s financial statements and schedules have been prepared in accordance with the financial reporting requirements of ERISA. Such financial statements and schedules are included in this Report in lieu of the information described in Items 1-3 of Form 11-K.

Index to Financial Statements and Exhibits

(a)	Financial Statements

(c)	Exhibit

23.1    Consent of Wilkins Miller, P.C.

INDEPENDENT AUDITORS’ REPORT

The Plan Administrator
CPSI 401(k) Retirement Plan
Computer Programs and Systems, Inc.
Mobile, Alabama

We have audited the accompanying statements of net assets available for benefits of CPSI 401(k) Retirement Plan (the Plan) as of December 31, 2001 and 2000, and the related statement of changes in net assets available for benefits for the year ended December 31, 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

Except as discussed in the following paragraph, we conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion

As permitted by 29 CFR 2520.103-8 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, investment assets held by AmSouth Bank, the trustee of the Plan, and transactions in those assets were excluded from the scope of our audit of the Plan’s December 31, 2000 financial statements, except for comparing the information provided by the trustee, which is summarized in Note 6, with the related information included in the financial statements.

Because of the significance of the information that we did not audit, we are unable to, and do not, express an opinion on the Plan’s financial statements as of December 31, 2000. The form and content of the information included in the 2000 financial statements, other than that derived from the information certified by the trustee, have been audited by us and, in our opinion, are presented in compliance with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

INDEPENDENT AUDITORS’ REPORT (CONTINUED)

In our opinion, the financial statements referred to above, of CPSI 401(k) Retirement Plan as of December 31, 2001, and for the year then ended present fairly, in all material respects, the net assets available for benefits of CPSI 401(k) Retirement Plan as of December 31, 2001, and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit of the Plan’s financial statements as of and for the year ended December 31, 2001, was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental information included in Schedule H, “Assets Held for Investment Purposes at End of Year,” (IRS Form 5500) as of and for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended December 31, 2001, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    Wilkins Miller, P.C.

July 26, 2002
Mobile, Alabama

CPSI 401(k) RETIREMENT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31
	2001	2000
Assets
Investments, at fair value	$7,811,981	$6,755,351

Receivable
Employer’s contribution	375,412	341,000

Total assets	8,187,393	7,096,351

Net assets available for benefits	$8,187,393	$7,096,351

See accompanying notes to financial statements

CPSI 401(k) RETIREMENT PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEAR ENDED DECEMBER 31, 2001

Additions to net assets attributed to:
Investment income (loss)
Net depreciation in fair value of investments	$(725,005)
Interest	2,059
Dividends	225,620

(497,326)

Contributions
Employer’s	730,784
Participants’	1,087,302
Rollover	11,843

1,829,929

Total additions	1,332,603

Deductions from net assets attributed to:
Benefits paid to participants	241,561

Total deductions	241,561

Net increase	1,091,042

Net assets available for benefits
Beginning of year	7,096,351

End of year	$8,187,393

See accompanying notes to financial statements

CPSI 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2001 AND 2000

NOTE 1—PLAN DESCRIPTION

The following description of the CPSI 401(k) Retirement Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General.    The Plan is a defined contribution plan covering all full-time employees of Computer Programs and Systems, Inc. (the Company) who have one year of service and are age twenty-one or older. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions.    The Plan is funded primarily by salary reductions employees elect to defer, a matching contribution equal to the first $1,000 deferral per participant, plus a discretionary amount determined by the Company. Participants may also contribute amounts representing distributions from other qualified plans.

Participant Accounts.    The Company will allocate the amount the participant elects to defer to an account maintained by the Trustee on the participant’s behalf. If the participant is eligible, the Company will also allocate the matching contribution made to the Plan on the participant’s behalf. The Company’s discretionary contribution will be “allocated” or divided among participants eligible to share in the contribution for the Plan year. In addition, the participant’s account will be credited with a share of the investment earnings or losses of the trust fund.

Vesting.    Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on vesting years of service as follows:

Years of Service	Percentage
Less than 2	0
2	20
3	40
4	60
5	80
6	100

Payment of Benefits.    Payment of a participant’s account balance is available upon death, disability or retirement. If employment terminates for reasons other than those listed above, the participant will be entitled to receive only the “vested percentage” of his account balance and the remainder of his account will be forfeited. Only employer matching and discretionary contributions are subject to forfeiture.

Forfeited Accounts.    At December 31, 2001 and 2000, forfeited nonvested account balances totaled $29,040 and $10,258, respectively. This amount will be used to reduce future employer contributions to the Plan.

CPSI 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

NOTE 2—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition

The Plan’s investments are stated at fair value. Units of separate accounts are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis.

Payment of benefits

Benefits are recorded when paid.

NOTE 3—ADMINISTRATIVE EXPENSES

The Plan’s sponsor paid the administrative expenses incurred by the Plan for the year ended December 31, 2001.

NOTE 4—PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

CPSI 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

NOTE 5—TAX STATUS

In 2001 the Plan adopted the Invesco Prototype Plan and Trust which obtained its latest determination letter on August 30, 2001, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Company believes that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and therefore, the Plan qualifies under Section 401(a) and the related trust is tax-exempt as of December 31, 2001. Therefore, no provision for income taxes is included in the Plan’s financial statements.

NOTE 6—INVESTMENTS

The following presents investments at December 31, 2001 and 2000 that represent 5% or more of the Plan’s net assets. All investments are participant directed.

Description	2001	2000
Federated Max-Cap Institution Service Fund	$701,740	$708,256
Dreyfus Disciplined Stock Fund	593,593	670,660
AmSouth Stable Principal Fund	1,471,489	924,330
AmSouth Balanced Fund	672,702	471,868
AmSouth Value Fund	1,227,728	1,028,420
Fidelity Advisor Equity Growth Fund	1,979,685	409,440
Fidelity Advisor Growth Opportunity Fund	366,214	2,192,901
Franklin Balance Sheet Investment Fund	453,579	155,051

During the year ended December 31, 2001, the Plan’s investments, including gains and losses on investments bought, sold, and held during the year, depreciated in value by $725,005 as follows:

Appreciation (depreciation) of investments at fair value as determined by quoted market price
Common/collective fund	$18,562
Mutual funds	(743,567)

$(725,005)

All information included in the accompanying financial statements as of December 31, 2000 was obtained from data prepared by the Trustee of the Plan, and provided to the Plan administrator. The Plan administrator has obtained certification from the trustee that such information is complete and accurate.

CPSI 401(k) RETIREMENT PLAN

NOTES TO FINANCIAL STATEMENTS (CONTINUED)
DECEMBER 31, 2001 AND 2000

NOTE 7—BENEFITS PAYABLE

Net assets available for benefits include benefits due to participants in the Plan as of December 31, 2001 and 2000. Benefits are recorded when paid.

NOTE 8—COMMITMENTS AND CONTINGENT LIABILITIES

There are no known lease commitments, other commitments, or known contingent liabilities as of December 31, 2001 and 2000.

NOTE 9—RELATED PARTY TRANSACTIONS

Certain Plan investments are shares of mutual funds managed by AmSouth Bank. AmSouth Bank is the Trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees for these services were paid by the Plan sponsor.

NOTE 10— SUBSEQUENT EVENTS

The Plan was amended effective January 1, 2002 to reflect certain provisions of the Economic Growth and Tax Relief Act of 2001. Significant changes are as follows:

•	Rollover contributions will no longer be accepted

•	Allows Catch-Up of contributions for participants who have attained age 50 before the end of the year

Subsequent to December 31, 2001, the equity markets experienced wide fluctuations in value. In addition, there were various transactions with the plan in the normal course of business. The following is a summary of the plan’s assets at December 31, 2001, and the value of those assets at the June 30, 2002 prices, which were the latest prices, supplied by the third party administrator:

	Shares	December 31, 2001		June 30, 2002
		Price	Value	Price	Value
AmSouth Stable Principal Fund	147,149	$10.00	$1,471,489	$10.00	$1,471,489
AmSouth Value Fund	69,324	17.71	1,227,728	15.04	1,042,633
AmSouth Large Cap Fund	3,113	19.57	60,918	16.60	51,676
AmSouth Balanced Fund	56,059	12.00	672,702	11.29	632,906
Dow Jones Global 40% Portfolio Index Fund	5,298	14.41	76,363	14.34	75,973
Franklin Balance Sheet Investment Fund	11,334	40.02	453,579	42.02	476,255
Federated Max-Cap Institution Service Fund	30,208	23.23	701,740	20.01	604,462
Dreyfus Disciplined Stock Fund	18,567	31.97	593,593	27.81	516,348
Dreyfus Appreciation Fund	2,375	38.02	90,290	34.59	82,151
Fidelity Advisor Equity Growth Fund	40,659	48.69	1,979,685	39.22	1,594,646
Fidelity Advisor Dividend Growth Fund	10,067	11.69	117,680	9.93	99,965
Fidelity Advisor Growth Opportunities Fund	12,733	28.76	366,214	24.89	316,924

			$7,811,981		$6,965,428

CPSI 401(k) RETIREMENT PLAN

ASSETS HELD FOR INVESTMENT PURPOSES
AT END OF YEAR
DECEMBER 31, 2001

EIN/PN 63-0765345/001
Form 5500, Schedule H, Part IV, i
Schedule of Assets Held for Investment Purposes at End of Year

(a)	(b) Identity of issue, borrower lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost	(e) Current Value

*	AmSouth Bank	147,148.9333 units Stable Principal Fund	$1,404,551	$1,471,489
*	AmSouth Bank	69,324.0248 units Value Fund	1,244,716	1,227,728
*	AmSouth Bank	3,112.8501 units Large Cap Fund	58,031	60,918
*	AmSouth Bank	56,058.5151 units Balanced Fund	672,469	672,702
	Dow Jones	5,297.8345 units Dow Jones 40 Global Portfolio Index Fund	73,983	76,363
	Franklin	11,333.8116 units Franklin Balance Sheet Investment Fund	404,585	453,579
	Federated	30,208.3364 units Federated Max Cap Institution Service Fund	801,147	701,740
	Dreyfus	18,567.1813 units Dreyfus Disciplined Stock Fund	717,423	593,593
	Dreyfus	2,374.8129 units Dreyfus Appreciation Fund	98,901	90,290
	Fidelity	40,658.9552 units Fidelity Advisor Equity Growth Fund	2,548,193	1,979,685
	Fidelity	10,066.6907 units Fidelity Advisor Dividend Growth Fund	105,775	117,680
	Fidelity	12,733.4455 units Fidelity Advisor Growth Opportunity Fund	544,403	366,214

*    Party-in-interest

SIGNATURES

The Plan.    Pursuant to the requirements of the Securities Exchange Act of 1934, the administrator of the Plan has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated:  August 22, 2002.

CPSI 401(K) RETIREMENT PLAN

By:	Computer Programs and Systems, Inc.

	By:	/s/ M. STEPHEN WALKER
M. Stephen Walker Vice President—Finance and Chief Financial Officer

EXHIBIT INDEX

No.	Description of Exhibit

23.1	Consent of Wilkins Miller, P.C.